Legend Biotech Reports Second Quarter 2026 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales increased 50% versus second quarter of 2025 to approximately $657 million
•Expanded CARVYKTI® availability to 348 global sites and 19 global markets with the launch of Ireland
•Achieved first clinical proof-of-concept for LB2501, an investigational in vivo CD19/CD20 dual‑targeting CAR-T therapy with 100% ORR and 83.3% CR at the higher dose level (DL2) in patients with relapsed or refractory B-cell non-Hodgkin lymphoma
•Strengthened balance sheet through successful public offering of 7,700,000 American Depository Shares ("ADS") with net proceeds of approximately $212 million, after deducting underwriting discounts and commissions and estimated offering expenses
•Cash and cash equivalents, and time deposits of approximately $965 million, as of June 30, 2026

Bridgewater, N.J.—August 11, 2026— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its second quarter 2026 unaudited financial results and key corporate highlights.

"Our second quarter results demonstrate the strength of our commercial and innovation engines at Legend Biotech," said Alan Bash, Interim Chief Executive Officer of Legend Biotech. "CARVYKTI continued to deliver growth as we expand patient access globally, including the most recent launch in Ireland, our 19th market. Commercial momentum of CARVYKTI provides the foundation to advance a diversified portfolio of next-generation cell therapies designed to expand the reach and impact of CAR-T. During the quarter, we achieved a significant innovation milestone with the first-in-human clinical readout for LB2501, validating our in vivo CAR-T platform. These advances demonstrate the breadth of our pipeline across hematologic malignancies and solid tumors and our commitment to bringing transformational cell therapies to patients beyond multiple myeloma. Our focus remains the same. Ensuring continuity across the business, maintaining strong execution, and advancing the strategic priorities that position Legend Biotech for long term growth. With meaningful commercial and clinical momentum and a strengthened balance sheet, we remain confident in our ability to advance innovation and progress toward company-wide profitability."

Recent Data Highlights
LB2501 EHA 2026 - in vivo CD19/CD20 dual targeting CAR-T
•Achieved first clinical proof-of-concept with a 100% ORR (6/6) and 83.3% CR (5/6) at the higher dose level (DL2) following a single infusion in patients with relapsed or refractory B-cell non-Hodgkin lymphoma, with all responses ongoing at data cutoff.
•Dose-dependent in vivo CAR-T expansion generated without lymphodepletion.
•No dose-limiting toxicities, serious adverse events, immune effector cell-associated neurotoxicity syndrome (ICANS), or deaths were reported; infusion-related reactions and cytokine release syndrome (CRS) were Grade 1–2, and none required glucocorticoids for CRS management.
LB2102 ASCO 2026 - DLL3-targeted CAR-T therapy
•Announced first-in-human data for LB2102, the Company’s investigational DLL3-targeted CAR-T therapy for relapsed or refractory small-cell lung cancer (SCLC) and large-cell neuroendocrine carcinoma (LCNEC). Legend has a license agreement with Novartis for the development, manufacture, and commercialization of LB2102 and other potential CAR-T therapies selectively targeting DLL-3.
•At higher dose levels, LB2102 achieved an ORR of 28.6% and a DCR of 78.6%, with durable responses observed in some patients.
•Demonstrated a manageable safety profile and encouraging clinical activity in heavily pretreated patients.
New CARTITUDE program data ASCO 2026
•New CARTITUDE program data continued to support durable efficacy and a consistent safety profile for CARVYKTI® in multiple myeloma, including sustained PFS/OS benefit across cytogenetic risk groups and a low incidence (1.2%) of immune effector cell-associated enterocolitis (IEC-EC).

Key Business Developments
•Compared to the second quarter of 2025, CARVYKTI® net trade sales increased 50% in the second quarter of 2026 to approximately $657 million, with U.S. net trade sales growth of 32% and ex-U.S. net trade sales growth of 128% year-over-year.
•Launched CARVYKTI® in Ireland, bringing availability to 348 global sites and 19 global markets.
•Appointed Alan Bash, previously President of CARVYKTI®, Interim Chief Executive Officer.
•Closed public offering of 7,700,000 American Depositary Shares (“ADS”), with net proceeds of approximately $212 million, after deducting underwriting discounts and commissions and estimated offering expenses.
•Cash and cash equivalents, and time deposits of approximately $965 million as of June 30, 2026, which Legend Biotech believes will provide financial runway beyond 2026, when Legend Biotech believes it will achieve a company-wide profit1.

Second Quarter 2026 Financial Results

•Cash Position: Cash and cash equivalents, and time deposits were approximately $965 million as of June 30, 2026.

•Collaboration Revenue: Collaboration revenue was $326.1 million for the three months ended June 30, 2026, compared to $219.7 million for the three months ended June 30, 2025. The increase of $106.4 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen collaboration and license agreement (the “Janssen Agreement”).

•License and Other Revenue: License revenue was $61.4 million for the three months ended June 30, 2026, compared to $35.4 million for the three months ended June 30, 2025. The increase of $26.0 million was driven by milestones of $56.0 million achieved under the Janssen Agreement for the three months ended June 30, 2026, compared to no milestones achieved under the Janssen Agreement for the three months ended June 30, 2025.

This license increase was offset by a decrease in license revenue recognized in the three months ended June 30, 2026, under an exclusive agreement with a related party. No related party license revenue was recognized during the three months ended June 30, 2026 compared to $20.0 million in related party license revenue for the three months ended June 30, 2025.

Additionally, a decrease of $10.1 million from $15.4 million for the three months ended June 30, 2025 to $5.3 million for the three months ended June 30, 2026 was primarily attributable to revenue recognized pursuant to our license agreement with Novartis for the development, manufacture, and commercialization of LB2102 and other potential CAR-T therapies selectively targeting DLL-3 (the “Novartis License Agreement”). This revenue is recognized over time in connection with our Phase 1 clinical trial for LB2102.

•Cost of Collaboration Revenue: Cost of collaboration revenue was $136.0 million for the three months ended June 30, 2026, compared to $94.9 million for the three months ended June 30, 2025. The increase of $41.1 million was primarily due to Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement.

•Research and Development Expenses: Research and development expenses were $96.0 million for the three months ended June 30, 2026 compared to $98.3 million for the three months ended June 30, 2025. The decrease of $2.3 million was primarily driven by lower expenditures in the cilta-cel clinical program as the patient dosing phases of major trials substantially concluded, partially offset by higher pipeline related research and development activities.

•Administrative Expenses: Administrative expenses were $33.0 million for the three months ended June 30, 2026, compared to $32.6 million for the three months ended June 30, 2025, remaining relatively flat.

•Selling and Distribution Expenses: Selling and distribution expenses were $63.4 million for the three months ended June 30, 2026, compared to $48.1 million for the three months ended June 30, 2025. The increase of $15.3 million was primarily due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.

•Operating Income (Loss): Operating income for the three months ended June 30, 2026 was $57.7 million compared to operating loss of $21.9 million for the three months ended June 30, 2025. The year-over-year improvement of $79.6 million was primarily due to higher gross profit from CARVYKTI® and higher license and other revenue.
1 Company-wide profit defined as Adjusted Net Income

•Income Tax Expense: Income tax expense was $22.3 million for the three months ended June 30, 2026, compared to $0.6 million for the three months ended June 30, 2025. The increase of $21.7 million was primarily driven by an increase in taxable income across our U.S., Belgium and PRC entities. We continue to negotiate an advance pricing agreement with the Chinese Tax Authority, which will determine a transfer pricing methodology between its legal entities. Although a formal agreement has not yet been executed, we have reflected management's best estimate of the expected tax consequences including the cumulative impact of a change in estimate based on the information available as of June 30, 2026.

While we have accrued for matters we believe are probable and estimable, the final outcome with a tax authority may result in a tax liability that is materially different from that reflected in the consolidated financial statements.

•Net Income (Loss): Net income was $33.2 million for the three months ended June 30, 2026, compared to a net loss of $125.4 million for the three months ended June 30, 2025. The year-over-year improvement of $158.6 million was primarily driven by lower unrealized foreign currency exchange losses compared to the prior period, as well as improved operating performance reflecting higher gross profit from CARVYKTI®.

•Adjusted Net Income (Loss): Adjusted net income was $63.1 million for the three months ended June 30, 2026, compared to an adjusted net income of $10.1 million for the three months ended June 30, 2025. The year-over-year improvement of $53.0 million was primarily driven by improved operating performance, reflecting higher gross profit from CARVYKTI®.

Webcast/Conference Call Details:

Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech

With over 3,200 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X, Instagram, and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to the expected timing of initiation, completion, and results and data of Legend Biotech’s early-stage cell therapy portfolio; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements relating to the potential of LB2102 and LB2501, including the reproducibility and durability of any favorable results initially seen in patients dosed to date in clinical trials; statements related to Legend Biotech’s ability to fund its operations beyond 2026 and to achieve profitability in 2026; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by Legend Biotech’s third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual

Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (SEC) on March 10, 2026 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Caroline Paul
Tel: (973) 650-5832
caroline.paul@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
REVENUE
Collaboration revenue	$326.1	$219.7	$624.5	$405.3
License and other revenue*	61.4	35.4	68.1	44.8
Total revenue	387.5	255.1	692.6	450.1
Cost of collaboration revenue	(136.0)	(94.9)	(311.4)	(164.4)
Cost of license and other revenue	(1.4)	(3.1)	(1.9)	(4.9)
Research and development expenses	(96.0)	(98.3)	(181.7)	(200.2)
Administrative expenses	(33.0)	(32.6)	(73.0)	(64.1)
Selling and distribution expenses	(63.4)	(48.1)	(113.5)	(89.1)
Other operating expenses**	—	—	(3.2)	(1.0)
Operating income (loss)	57.7	(21.9)	7.9	(73.6)
Finance costs	(5.8)	(5.2)	(11.3)	(10.3)
Finance income	5.6	10.4	12.9	22.5
Other expense, net	(2.0)	(108.1)	(7.1)	(162.6)
Income (loss) before tax	55.5	(124.8)	2.4	(224.0)
Income tax expense	(22.3)	(0.6)	(23.5)	(2.4)
Net income (loss)	$33.2	$(125.4)	$(21.1)	$(226.4)

EARNINGS (LOSS) PER SHARE
Basic	$0.09	$(0.34)	$(0.06)	$(0.62)
Diluted	$0.09	$(0.34)	$(0.06)	$(0.62)

Weighted average shares outstanding
Basic	374.0	368.3	372.1	367.9
Diluted	387.6	368.3	372.1	367.9

*Certain prior year amounts included within other revenue have been combined into the license and other revenue line for comparative purposes.

** Certain prior year amounts have been reclassified to present loss on asset impairment into the other operating expenses line for comparative purposes.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2026 AND DECEMBER 31, 2025

(Dollars in millions)	June 30, 2026	December 31, 2025
NON-CURRENT ASSETS	(Unaudited)
Property, plant and equipment	$125.9	$116.3
Right-of-use assets	322.3	285.2
Collaboration prepaid leases	49.8	72.7
Other non-current assets	25.5	12.4
Total non-current assets	$523.5	$486.6
CURRENT ASSETS
Collaboration inventories, net	$41.5	$32.0
Trade receivables	—	13.1
Prepayments, other receivables and other assets	221.3	253.4
Time deposits	291.7	46.7
Cash and cash equivalents	672.9	901.9
Total current assets	1,227.4	1,247.1
TOTAL ASSETS	$1,750.9	$1,733.7

CURRENT LIABILITIES
Trade payables	$77.3	$83.0
Tax payable	33.7	19.2
Other payables and accruals	122.6	195.4
Lease liabilities	11.8	7.4
Contract liabilities	0.7	11.3
Collaboration interest-bearing advanced funding	156.4	319.1
Other current liabilities	1.1	1.0
Total current liabilities	$403.6	$636.4
NON-CURRENT LIABILITIES
Lease liabilities long term	110.0	87.2
Other non-current liabilities	7.7	8.0
Total non-current liabilities	$117.7	$95.2
TOTAL LIABILITIES	$521.3	$731.6
EQUITY
Share capital	$0.1	$0.1
Reserves	1,229.5	1,002.0
Total equity	1,229.6	1,002.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,750.9	$1,733.7

LEGEND BIOTECH CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2026	2025	2026	2025
Income (loss) before tax	$55.5	$(124.8)	$2.4	$(224.0)
Cash flows used in operating activities	(20.9)	(13.2)	(106.0)	(116.8)
Cash flows (used in) provided by investing activities	(120.0)	(165.5)	(288.0)	91.1
Cash flows provided by (used in) financing activities	167.7	(0.9)	166.5	(0.3)
Effect of foreign exchange rate changes on cash and cash equivalents	$(0.3)	$4.4	$(1.5)	$5.8
Net increase (decrease) in cash and cash equivalents	26.5	(175.2)	(229.0)	(20.2)
Cash and cash equivalents at beginning of the year	$646.4	$441.7	$901.9	$286.7
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$672.9	$266.5	$672.9	$266.5

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “Adjusted EPS” or “ANI per Share”, respectively) as performance metrics. Adjusted Net Income (Loss) and ANI per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain or loss.

•Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.

•In addition, Adjusted Net Income (Loss) excludes items such as share-based compensation expense, which has been, and will continue to be for the foreseeable future, non-cash expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and ANI per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and ANI per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net income (loss) adjusted for (1) non-cash items such as depreciation and amortization, share-based compensation, impairment loss, and (2) unrealized foreign exchange gain or loss.

ANI per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.

A reconciliation between Adjusted Net Income (Loss) and Net Income (Loss), the most directly comparable measure under IFRS, has been provided in the table below.

LEGEND BIOTECH CORPORATION
RECONCILIATION OF IFRS TO NON-IFRS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
Net income (loss)	$33.2	$(125.4)	$(21.1)	$(226.4)
Depreciation and amortization	11.7	5.9	27.4	11.1
Share-based compensation	17.3	18.7	36.7	34.6
Impairment charges (1)	0.3	—	3.2	1.0
Unrealized foreign exchange loss (2)	0.6	110.9	6.6	162.7
Adjusted net income (loss)	$63.1	$10.1	$52.8	$(17.0)

ANI (ANL) per share:
Basic	$0.17	$0.03	$0.14	$(0.05)
Diluted*	$0.16	$0.03	$0.14	$(0.05)

*The diluted weighted average shares outstanding used in the calculation of the diluted ANI per share for the three months ended June 30, 2026 is 387.6 million shares, and for the six months ended June 30, 2026, is 386.0 million shares.

(1) Included in Other operating expenses
(2) Included in Other expense, net

LEGEND BIOTECH CORPORATION
RECONCILIATION OF CARVYKTI REVENUE
(UNAUDITED)

(Dollars in millions)	Revenue per J&J Q2 2026 Earnings Release	Legend’s 50% Share	Legend Reported Q2 2026 Revenue	F/X Variance
US	$472.0	$236.0	$236.0	$—
ROW	185.0	92.5	90.1	2.4
Total	$657.0	$328.5	$326.1	$2.4